SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                 Form 40-F☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐                      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 25, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS
Release: Immediate, April 25, 2006; 0730 EDT
CPR’S FIRST QUARTER EARNINGS UP THIRTY-EIGHT PER CENT
Retiring CEO Rob Ritchie Leaves on a High Note
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) reported a strong start to the year as net income grew to $111 million, a 38-per-cent improvement over first-quarter 2005.
SUMMARY OF FIRST-QUARTER 2006 COMPARED WITH FIRST-QUARTER 2005
➢	Excluding foreign exchange losses on long-term debt, diluted earnings per share increased 40 per cent to $0.74 from $0.53

➢	Operating ratio improved 3 percentage points to 79.4 per cent

➢	Revenue increased 10 per cent to $1,111 million

➢	Operating expenses up 1 per cent, excluding the impact of higher fuel prices
“Our Execution Excellence strategy has delivered an outstanding first quarter,” said Rob Ritchie, CPR’s Chief Executive Officer. “Revenue growth is strong, despite the decrease in coal and potash volumes. We have managed our cost structure effectively, responding quickly to changes in traffic. Our Operations team has done an excellent job delivering improved fluidity, with average train speed increasing 17 per cent, yard processing time decreasing a full 32 per cent, and car velocity up 15 per cent over the same period last year. With increased fluidity, we are driving more value from our assets, delivering a better product to our customers which, in turn, is producing better results for our shareholders.”
Freight revenue in the quarter grew by double-digits in four of CPR’s seven business lines, with grain leading the way at 28 per cent, industrial and consumer products up 13 per cent, and intermodal and automotive each growing 12 per cent. This more than offset the declines in coal and sulphur and fertilizer volumes. Other revenue was up $22 million over the same period last year due mainly to earlier than planned land sales that closed at the end of the quarter.
Operating expenses were $881 million in first-quarter, up six per cent. The increase was due primarily to fuel costs which were 17 per cent higher and compensation and benefits costs which increased by 6 per cent. CPR recovered almost all of the increase in fuel price through its fuel surcharge program and fuel efficiency measures. Higher compensation and benefits costs were a result of the impact of rising share prices on stock-based compensation programs as well as inflation. Increased expenses were largely offset by lower operating costs resulting from the benefits of initiatives focused on reducing costs and favourable operating conditions due to milder weather.
“This is my last full fiscal quarter before I retire in May as CEO of CPR,” said Mr. Ritchie. “It is with some satisfaction that I am able to do so with the company producing solid results. What is even more satisfying is to see a new team in place that is strong, capable and motivated to take the company forward to even greater success.”

OUTLOOK
CPR’s outlook for diluted earnings per share in 2006 remains unchanged at a range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items. The outlook assumes oil prices averaging US$66 per barrel and an average exchange rate of $1.14 per U.S. dollar (US$0.88). This is a revision to our previous assumptions which were oil prices averaging US$58 per barrel and an average exchange rate of $1.18 per U.S. dollar (US$0.85). CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT
CPR had a foreign exchange loss on long-term debt of $6 million ($7 million after tax) in the first quarter of 2006, compared with a loss of $3 million ($4 million after tax) in the same period of 2005.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the first quarter of 2006, there were foreign exchange losses on long-term debt but there were no other specified items.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Leslie Pidcock	Paul Bell,
Manager, Corporate Communications	Vice-President, Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
leslie_pidcock@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Revenues
Freight	$1,067.2	$992.6
Other	43.3	21.5

	1,110.5	1,014.1

Operating expenses
Compensation and benefits	349.9	331.1
Fuel	157.9	134.5
Materials	57.6	58.8
Equipment rents	44.6	48.5
Depreciation and amortization	114.8	109.5
Purchased services and other	156.6	153.0

	881.4	835.4

Operating income	229.1	178.7

Other charges (income) (Note 3)	6.8	(1.0)
Foreign exchange losses on long-term debt	6.4	3.1
Interest expense (Note 4)	47.3	51.6
Income tax expense	57.6	44.3

Net income	$111.0	$80.7

Basic earnings per share (Note 6)	$0.70	$0.51

Diluted earnings per share (Note 6)	$0.69	$0.50

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2006	2005
	(unaudited)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$47.5	$121.8
Accounts receivable and other current assets	530.8	524.0
Materials and supplies	153.2	140.1
Future income taxes	121.9	108.0

	853.4	893.9

Investments	69.5	67.3
Net properties	8,866.5	8,790.9
Other assets and deferred charges	1,159.5	1,139.0

Total assets	$10,948.9	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$954.8	$1,032.8
Income and other taxes payable	42.3	30.2
Dividends payable	29.9	23.7
Long-term debt maturing within one year	172.8	30.0

	1,199.8	1,116.7

Deferred liabilities	720.3	743.5
Long-term debt	2,828.1	2,970.8
Future income taxes	1,741.4	1,674.4

Shareholders’ equity
Share capital (Note 7)	1,175.1	1,141.5
Contributed surplus (Note 7)	198.8	241.6
Foreign currency translation adjustments	69.2	67.5
Retained income	3,016.2	2,935.1

	4,459.3	4,385.7

Total liabilities and shareholders’ equity	$10,948.9	$10,891.1

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Operating activities
Net income	$111.0	$80.7
Add items not affecting cash:
Depreciation and amortization	114.8	109.5
Future income taxes	44.3	40.1
Foreign exchange losses on long-term debt	6.4	3.1
Amortization of deferred charges	4.3	5.0
Restructuring payments	(27.8)	(13.0)
Other operating activities, net	(18.7)	(20.9)
Change in non-cash working capital balances related to operations	(80.5)	(126.3)

Cash provided by operating activities	153.8	78.2

Investing activities
Additions to properties	(191.7)	(143.4)
Other investments	0.8	0.8
Net proceeds from disposal of transportation properties	4.3	1.7

Cash used in investing activities	(186.6)	(140.9)

Financing activities
Dividends paid	(23.7)	(21.0)
Issuance of CPR Common Shares	38.5	4.1
Purchase of CPR Common Shares	(45.6)	—
Increase in short-term borrowing	—	8.6
Repayment of long-term debt	(10.7)	(7.5)

Cash used in financing activities	(41.5)	(15.8)

Cash position
Decrease in cash and cash equivalents	(74.3)	(78.5)
Cash and cash equivalents at beginning of period	121.8	353.0

Cash and cash equivalents at end of period	$47.5	$274.5

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2006	2005
	(unaudited)	(unaudited)

Balance, January 1	$2,935.1	$2,484.4

Net income for the period	111.0	80.7

Dividends	(29.9)	(21.0)

Balance, March 31	$3,016.2	$2,544.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
1	Basis of presentation
These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements, except as discussed in Note 2. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
2	New accounting policy
Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.
3	Other charges (income)

	For the three months
	ended March 31
(in millions)	2006	2005

Amortization of discount on accruals recorded at present value	$2.5	$4.2
Other exchange losses (gains)	0.1	(2.0)
Loss on sale of accounts receivable	1.1	0.9
Loss (gain) on non-hedging derivative instruments	0.8	(6.2)
Other	2.3	2.1

Total other charges (income)	$6.8	$(1.0)

4	Interest expense

	For the three months
	ended March 31
(in millions)	2006	2005

Interest expense	$49.0	$54.7
Interest income	(1.7)	(3.1)

Net interest expense	$47.3	$51.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
5	Restructuring and environmental remediation
At March 31, 2006, the provision for restructuring and environmental remediation was $374.1 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.
Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:
Three months ended March 31, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(1.1)	(24.8)	2.6	0.2	$240.5
Other non-labour liabilities for exit plans	5.8	—	(1.1)	—	—	4.7

Total restructuring liability	269.4	(1.1)	(25.9)	2.6	0.2	245.2

Environmental remediation program	129.4	1.1	(1.9)	—	0.3	128.9

Total restructuring and environmental remediation liability	$398.8	—	(27.8)	2.6	0.5	$374.1

Three months ended March 31, 2005

	Opening Balance				Foreign	Closing Balance
	Jan. 1			Amortization of	Exchange	Mar. 31
(in millions)	2005	Accrued	Payments	Discount	Impact	2005

Labour liability for terminations and severances	$269.7	(0.2)	(11.8)	3.1	0.4	$261.2
Other non-labour liabilities for exit plans	6.1	(0.1)	—	—	—	6.0

Total restructuring liability	275.8	(0.3)	(11.8)	3.1	0.4	267.2

Environmental remediation program	172.9	—	(1.2)	—	0.7	172.4

Total restructuring and environmental remediation liability	$448.7	(0.3)	(13.0)	3.1	1.1	$439.6

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
6	Earnings per share
At March 31, 2006, the number of shares outstanding was 158.6 million.
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.
Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
	2006	2005

(in millions)
Weighted average shares outstanding	158.5	158.8
Dilutive effect of stock options	1.7	1.4

Weighted average diluted shares outstanding	160.2	160.2

(in dollars)

Basic earnings per share	$0.70	$0.51
Diluted earnings per share	$0.69	$0.50

7	Shareholders’ equity
An analysis of Common Share balances is as follows:

	For the three months ended March 31
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.3	40.2	0.1	4.1
Shares repurchased	(0.9)	(6.6)	—	—

Share capital, March 31	158.6	$1,175.1	158.9	$1,124.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
7	Shareholders’ equity (continued)
An analysis of contributed surplus balances is as follows:

	For the three months
	ended March 31
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock-based compensation related to stock options issued	2.2	2.3
Shares repurchased	(45.0)	—

Contributed surplus, March 31	$198.8	$302.7

In February 2006, the Company completed the necessary filings to expand its normal course issuer bid to purchase, for cancellation, up to 5.5 million of its outstanding Common Shares. The normal course issuer bid, originally filed in May 2005, was for the purchase of up to 2.5 million Common Shares. Share purchases may be made during the 12-month period that began June 6, 2005, and ends June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the first quarter of 2006, 892,645 shares were repurchased at an average price of $57.81.
8	Stock-based compensation
In the first quarter of 2006, under CPR’s stock option plans, the Company issued 1,376,500 options to purchase Common Shares at the price of $57.70 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 472,400 stock appreciation rights were issued at the exercise price of $57.70. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.
Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.
The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,376,500	57.70	1,548,000	42.05
Exercised	(1,349,300)	28.48	(151,514)	27.23
Forfeited/cancelled	(195,530)	39.69	(48,071)	27.36

Outstanding, March 31	7,803,587	$37.02	9,100,495	$31.53

Options exercisable at March 31	3,919,337	$29.38	2,342,965	$27.19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
8	Stock-based compensation (continued)
Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
		2006	2005

Net income (in millions)	As reported	$111.0	$80.7
	Pro forma	$110.8	$80.6

(in dollars)
Basic earnings per share	As reported	$0.70	$0.51
	Pro forma	$0.70	$0.51

Diluted earnings per share	As reported	$0.69	$0.50
	Pro forma	$0.69	$0.50

Under the fair value method, the fair value of options at the grant date is $11.7 million for options issued in the first quarter of 2006 (first quarter of 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.06%	3.49%
Expected stock price volatility	22%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.97	$9.65

9	Pensions and other benefits
The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended March 31, 2006, was $30.9 million (quarter ended March 31, 2005 — $20.4 million).
10	Significant customers
During the first quarter of 2006, one customer comprised 13.0% of total revenue (first quarter of 2005 – 15.0%). At March 31, 2006, one customer represented 6.1% of total accounts receivable (March 31, 2005 – 15.8%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
11	Commitments and contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
Capital commitments
At March 31, 2006, CPR had multi-year capital commitments of $659.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2006 through 2016.
Operating lease commitments
At March 31, 2006, minimum payments under operating leases were estimated at $580.4 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2006 – $110.3 million; 2007 – $109.8 million; 2008 – $80.0 million; 2009 – $53.6 million; 2010 – $39.3 million.
Guarantees
The Company has residual value guarantees on operating lease commitments of $233.3 million at March 31, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2006, these accruals, which do not include any amounts for residual value guarantees, amounted to $14.7 million.
12 Reclassification
Certain prior year’s figures have been reclassified to conform with the presentation adopted for 2006.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(unaudited)
Summary of Rail Data

	First Quarter
	2006	2005 (1)	Variance	%

Financial (millions, except per share data)

Revenues
Freight revenue	$1,067.2	$992.6	$74.6	7.5
Other revenue	43.3	21.5	21.8	101.4

	1,110.5	1,014.1	96.4	9.5

Operating expenses
Compensation and benefits	349.9	331.1	18.8	5.7
Fuel	157.9	134.5	23.4	17.4
Materials	57.6	58.8	(1.2)	(2.0)
Equipment rents	44.6	48.5	(3.9)	(8.0)
Depreciation and amortization	114.8	109.5	5.3	4.8
Purchased services and other	156.6	153.0	3.6	2.4

	881.4	835.4	46.0	5.5

Operating income	229.1	178.7	50.4	28.2

Other charges (income)	6.8	(1.0)	7.8	—
Interest expense	47.3	51.6	(4.3)	(8.3)
Income tax expense before foreign exchange losses on long-term debt (2)	56.7	43.5	13.2	30.3

Income before foreign exchange losses on long-term debt (2)	118.3	84.6	33.7	39.8

Foreign exchange losses on long-term debt (FX on LTD)
FX on LTD	6.4	3.1	3.3	—
Income tax on FX on LTD (3)	0.9	0.8	0.1	—

FX on LTD (net of tax)	7.3	3.9	3.4	—

Net income	$111.0	$80.7	$30.3	37.5

Earnings per share (EPS)
Basic earnings per share	$0.70	$0.51	$0.19	37.3
Diluted earnings per share	$0.69	$0.50	$0.19	38.0

EPS before FX on LTD (2)
Basic earnings per share	$0.75	$0.53	$0.22	41.5
Diluted earnings per share	$0.74	$0.53	$0.21	39.6

Weighted average number of shares outstanding (millions)	158.5	158.8	(0.3)	(0.2)

Operating ratio (4) (%)	79.4	82.4	(3.0)	—

ROCE before FX on LTD (after tax) (2) (4) (%)	9.6	7.9	1.7	—
Net debt to net debt plus equity (%)	39.8	43.3	(3.5)	—

EBIT before FX on LTD (2) (4) (millions)	$222.3	$179.7	$42.6	23.7
EBITDA before FX on LTD (2) (4) (millions)	$337.1	$289.2	$47.9	16.6

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes;

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

	First Quarter
	2006	2005 (1)	Variance	%

Commodity Data
Freight Revenues (millions)
- Grain	$211.3	$165.6	$45.7	27.6
- Coal	160.2	165.6	(5.4)	(3.3)
- Sulphur and fertilizers	93.1	119.3	(26.2)	(22.0)
- Forest products	83.4	81.1	2.3	2.8
- Industrial and consumer products	148.3	130.9	17.4	13.3
- Automotive	78.3	69.9	8.4	12.0
- Intermodal	292.6	260.2	32.4	12.5

Total Freight Revenues	$1,067.2	$992.6	$74.6	7.5

Millions of Revenue Ton-Miles (RTM)
- Grain	7,474	6,137	1,337	21.8
- Coal	5,054	5,728	(674)	(11.8)
- Sulphur and fertilizers	3,455	5,497	(2,042)	(37.1)
- Forest products	2,434	2,521	(87)	(3.5)
- Industrial and consumer products	4,341	3,928	413	10.5
- Automotive	603	570	33	5.8
- Intermodal	6,727	6,339	388	6.1

Total RTMs	30,088	30,720	(632)	(2.1)

Freight Revenue per RTM (cents)
- Grain	2.83	2.70	0.13	4.8
- Coal	3.17	2.89	0.28	9.7
- Sulphur and fertilizers	2.69	2.17	0.52	24.0
- Forest products	3.43	3.22	0.21	6.5
- Industrial and consumer products	3.42	3.33	0.09	2.7
- Automotive	12.99	12.26	0.73	6.0
- Intermodal	4.35	4.10	0.25	6.1
Freight Revenue per RTM	3.55	3.23	0.32	9.9

Carloads (thousands)
- Grain	92.4	75.9	16.5	21.7
- Coal	78.7	85.9	(7.2)	(8.4)
- Sulphur and fertilizers	39.0	55.5	(16.5)	(29.7)
- Forest products	37.6	39.3	(1.7)	(4.3)
- Industrial and consumer products	79.7	81.6	(1.9)	(2.3)
- Automotive	42.3	42.0	0.3	0.7
- Intermodal	281.8	267.3	14.5	5.4

Total Carloads	651.5	647.5	4.0	0.6

Freight Revenue per Carload
- Grain	$2,287	$2,182	$105	4.8
- Coal	2,036	1,928	108	5.6
- Sulphur and fertilizers	2,387	2,150	237	11.0
- Forest products	2,218	2,064	154	7.5
- Industrial and consumer products	1,861	1,604	257	16.0
- Automotive	1,851	1,664	187	11.2
- Intermodal	1,038	973	65	6.7
Freight Revenue per Carload	$1,638	$1,533	$105	6.8

(1)	Certain comparative period figures have been reclassified to current presentation.

Summary of Rail Data (Page 3)

	First Quarter
	2006	2005 (1)	Variance	%

Operations and Productivity
Freight gross ton-miles (GTM) (millions)	57,014	58,416	(1,402)	(2.4)
Revenue ton-miles (RTM) (millions)	30,088	30,720	(632)	(2.1)
Average number of active employees	15,267	15,468	(201)	(1.3)
Number of active employees at end of period	15,394	15,691	(297)	(1.9)

FRA personal injuries per 200,000 employee-hours	2.1	2.7	(0.6)	(22.2)
FRA train accidents per million train-miles	1.0	3.1	(2.1)	(67.7)

Total operating expenses per RTM (cents)	2.93	2.72	0.21	7.7
Total operating expenses per GTM (cents)	1.55	1.43	0.12	8.4
Compensation and benefits expenses per GTM (cents)	0.61	0.57	0.04	7.0
GTMs per average active employee (000)	3,734	3,777	(43)	(1.1)

Average train speed – AAR definition (mph)	25.3	21.7	3.6	16.6
Terminal dwell time – AAR definition (hours)	21.3	31.3	(10.0)	(31.9)
Car miles per car day	132.1	115.2	16.9	14.7
Average daily total cars on-line – AAR definition (000)	80.9	87.2	(6.3)	(7.2)

U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.24	1.26	(0.02)	(1.6)
U.S. gallons of locomotive fuel consumed – total (millions) (2)	71.1	73.6	(2.5)	(3.4)

Average foreign exchange rate (US$/Canadian$)	0.873	0.816	0.057	7.0
Average foreign exchange rate (Canadian$/US$)	1.146	1.226	(0.080)	(6.5)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.